SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                     Report on Form 6-K dated July 17, 2003

                           Commission File No. 0-28578

                             DASSAULT SYSTEMES S.A.
                              (Name of Registrant)

         9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
                    (Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                            Form 20-F X   Form 40-F
                                     ---            ---

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                 Yes      No X
                                    ---     ---

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes      No X
                                    ---     ---

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934:

                                 Yes      No X
                                    ---     ---

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________


                                   ENCLOSURE:

Dassault Systemes S.A. (the "Company") is furnishing under cover of Form 6-K a press release dated July 17, 2003, announcing that its skills initiative has created a global education program for product lifecycle management.

[Dassault Systemes logo]


   Dassault Systemes' PLM Skills Initiative Creates Global Education Program
                        for Product Lifecycle Management

         Education Partners Program includes more than 500 instructors. CATIA Certification Program now available in multiple languages.

Paris, France and Tokyo, Japan - July 17, 2003 - Dassault Systemes (Nasdaq:
DASTY; Euronext Paris: #13065, DSY.PA), the world's leading developer of product lifecycle management (PLM) solutions, today announced that its Education Partner Program (EPP) has achieved record reach and that its Certified Professional Program (CPP) is now available in multiple languages. Both programs are part of an integrated PLM skills initiative to help companies and individuals maximize the value of Dassault Systemes solutions.

Six months after the launch of the EPP, 45 companies have joined the program and offer training services on Dassault Systemes PLM solutions CATIA(R), ENOVIA(TM) and SMARTEAM(R). EPP courseware is developed concurrently with Dassault Systemes' software, reflecting its design intent and maximizing system utilization. Therefore, companies with the EPP label can deliver, in the local language of 30 countries, via more than 500 experienced instructors and 250 classrooms, up-to-date and consistent education to help users maximize their PLM skills.

Dassault Systemes' CATIA Certified Professional Program provides customers and users with a globally valuable index for measuring and promoting their CATIA knowledge. The certification exams are now available in English, Japanese, French and German and can be taken in more than 3,500 testing centers. Companies, including Dassault Systemes itself, use the CPP as a means to manage the CATIA skills of their employees.

"While we had some concern over an approach based on multiple-choice questions for the exams, I'm glad to say that we now whole heartedly endorse it," said Tim Draper, CAD Manager, Boc Edwards. "The exams provide a very rigorous and challenging assessment of the candidate's knowledge. I am certainly now considering using them for both internal professional development of our designers and for screening of prospective new employees."

"Not only are the exams thorough and challenging, they are a great way to internationally certify your CATIA skill set," said Craig A. Larson, a certified CATIA specialist and an experienced CATIA instructor at MSC Software. "I thought the test was very well done, with multiple-choice questions that are very visual."

"The ever-growing coverage of the Education Partner Program, combined with the enthusiastic adoption of the Certified Professional Program, has created a pervasive PLM knowledge ecosystem," said Philippe Forestier, executive vice president Alliances, Marketing, and Communications, Dassault Systemes. "It strongly increases the value of PLM to our customers by helping them make the most of our solutions. The success of these programs has encouraged us to invest in them further."

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Dassault Systemes courseware is available only through Dassault Systemes or its
EPP members. Details about the Education Partner Program and Certified Professional Program are available at http://plm.3ds.com/en/education.

                                       ###

About Dassault Systemes
As world leader in PLM (Product Lifecycle Management) solutions, the Dassault Systemes group brings value to more than 65,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systemes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to retirement. It's offering includes integrated PLM solutions for product development (CATIA, ENOVIA, DELMIA, SMARTEAM), general-use 3D solutions (SolidWorks), and 3D components (SPATIAL). Dassault Systemes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com.

Dassault Systemes Press Contacts:             Dassault Systemes Investor Relations Contacts:
Anthony Marechal                              Emma Rutherford and Harriet Keen
                                              Financial Dynamics
+33 1 55 49 84 21
anthony_marechal@ds-fr.com                    +44 207 831 3113

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

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             DASSAULT SYSTEMES S.A.


          Date: July 17, 2003                By:    /s/ Thibault de Tersant
                                               -----------------------
                                             Name:  Thibault de Tersant
                                             Title: Executive Vice President,
                                                    Finance and Administration

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